SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. ___)

                                  Moovies, Inc.
                                (Name of Issuer)



                          Common Stock, $0.01 par value
                         (Title and Class of Securities)



                                   616 347 100
                                 (CUSIP Number)






         Check the following box if a fee is being paid with this
         statement:     .


397527.1

CUSIP NO. 616 347 100

 (l)  Names of Reporting Persons S.S. or I.R.S. Identification
          Nos. of Above Persons

                                 John L. Taylor
                                 SS# ###-##-####


 (2)  Check the Appropriate Box if a Member of a Group

         (a)    .

         (b)    .


 (3)  SEC Use Only



 (4)  Citizenship or Place of Organization

                                                   United States


Number of                              (5)  Sole Voting Power    -     453,740*
Shares Beneficially
Owned by Each                          (6)  Shared Voting Power  -           0
Reporting Person With
                                       (7)  Sole Dispositive Power  -  453,740*

                                       (8)  Shared Dispositive Power -       0

 (9)  Aggregate Amount Beneficially Owned by Each Reporting
          Person

                                 453,740 shares*

(10)  Check if Aggregate Amount in Row (9) Excludes Certain
          Shares    .


(11)  Percent of Class Represented by Amount in Row 9

                                  5.2 percent*


 (12)  Type of Reporting Person

                                       IN


397527.1

* This report is filed to report beneficial ownership as of December 31, 1995. Includes 2,400 held as custodian for minor children.

397527.1

Item l(a).  Name of Issuer:

         Moovies, Inc.

Item l(b).  Address of Issuer's Principal Executive Offices:

         201 Brookfield Parkway
         Greenville, South Carolina  29607

Item 2(a).  Name of Person Filing:

         See item (l) of the cover pages

Item 2(b).  Address of Principal Business Office:

         201 Brookfield Parkway
         Greenville, South Carolina  29607

Item 2(c).  Citizenship:

         See item (4) of cover pages

Item 2(d).  Title of Class of Securities:

         Common Stock, $0.001 Par Value

Item 2(e).  CUSIP Number:

         616 347 100

Item 3.    Nature of Person Filing:

         Not applicable

Item 4.    Ownership:

         (a)      Amount Beneficially Owned:

                  See item (9) of cover pages

         (b)      Percent of Class:

                  See item (11) of cover pages

         (c)  Number of shares as to which such person has:

                   (i)     sole power to vote or to direct the vote:

                           See item (5) of cover pages

                  (ii)     shared power to vote or to direct the vote:

                           See item (6) of cover pages


397527.1

                  (iii) sole power to dispose or to direct the disposition of:

                           See item (7) of cover pages

                  (iv) shared power to dispose or to direct the disposition of:

                           See item (8) of cover pages

Item 5.           Ownership of Five Percent or Less of Class:

                  [      ]

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  None

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                  Not applicable

Item 8.           Identification and Classification of Members of the
                  Group:

                  Not applicable

Item 9.           Notice of Dissolution of Group:

                  Not applicable

Item 10.          Certification:

                  Not applicable


397527.1

Signature.

         After reasonable inquiry each of the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.

John L. Taylor                                              2/13/97
John L. Taylor                                                Date


397527.1